October 14, 2026

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	USCF Endowment Alternatives Fund (Series No. S000091833), a series of USCF ETF Trust (File Nos. 333-196273; 811-22930)

Ladies and Gentlemen,

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), USCF ETF Trust (the “Trust”) hereby requests the withdrawal of Post-Effective Amendment No. 199 to the Trust’s registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2025 (Accession No. 0001171200-25-000015). Post-Effective Amendment No. 199 was filed under Rule 485(a) under the Securities Act in order to register shares of USCF Endowment Alternatives Fund, a series of the Trust.

In addition, the delaying amendments listed below (the “Delaying Amendments”) were filed pursuant to Rule 485(b) under the Securities Act (submission type 485BXT) for the sole purpose of delaying the effectiveness of Post-Effective Amendment No. 199. The Trust also requests the withdrawal of the Delaying Amendments.

Filing date	Acceptance Date	Accession Number
October 2, 2026	2026-10-02	0002071876-26-000226
September 4, 2026	2026-09-04	0002071876-26-000202
August 7, 2026	2026-08-07	0002071876-26-000188
July 10, 2026	2026-07-10	0002071876-26-000174
June 12, 2026	2026-06-12	0002071876-26-000162
May 15, 2026	2026-05-15	0002071876-26-000156
April 17, 2026	2026-04-17	0002071876-26-000111
March 20, 2026	2026-03-20	0002071876-26-000036
February 19, 2026	2026-02-19	0002071876-26-000015

USCF | 1850 Mt. Diablo Blvd., Suite 640, Walnut Creek, CA 94596 | Funds distributed by ALPS Distributors, Inc.

January 21, 2026	2026-01-21	0002071876-26-000008
December 23, 2025	2025-12-23	0002071876-25-000107
November 28, 2025	2025-11-28	0002071876-25-000091
October 31, 2025	2025-10-31	0002071876-25-000076
October 3, 2025	2025-10-03	0002071876-25-000055
September 5, 2025	2025-09-05	0002071876-25-000044
August 8, 2025	2025-08-08	0002071876-25-000023
July 11, 2025	2025-07-11	0002071876-25-000014
June 13, 2025	2025-06-13	0001171200-25-000257
May 16, 2025	2025-05-16	0001171200-25-000221
April 18, 2025	2025-04-18	0001171200-25-000190

The Trust is requesting the withdrawal of Post-Effective Amendment No. 199 and the Delaying Amendments because the Trust no longer intends to launch USCF Endowment Alternatives Fund. The Trust confirms that no shares of USCF Endowment Alternatives Fund have been sold.

Please direct any inquiries regarding this application to the Trust’s legal counsel, Cynthia R. Beyea of Dechert LLP at (202) 261-3447 or Cynthia.Beyea@dechert.com.

USCF ETF Trust

By:	/s/ John P. Love
John P. Love
President and Principal Executive Officer